

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 24, 2008

Mr. Paul Thomason
Chief Financial Officer
Kabel Deutschland GmbH
Betastrasse 6-8
85774 Unterföhring
Germany

      Re: **Kabel Deutschland GmbH
          Form 20-F for Fiscal Year Ended March 31, 2007
          Filed July 31, 2007
          File No. 333-137371**

Dear Mr. Thomason:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director